

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Lu Lv
Chief Financial Officer
Sunlands Technology Group
Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District
Beijing, 100012, the People's Republic of China

> **Re: Sunlands Technology Group**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed April 27, 2022**
> **File No. 001-38423**

Dear Lu Lv:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information, page 1

1. Please explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

2. Please remove your disclosure that uses terms such as "we" or "our" (i.e. "our consolidated VIEs") when describing activities or functions of the VIEs, as you do not have ownership or control of the VIEs.

3. We note you carve Hong Kong out from your definition of "China" or "PRC." Please expand your disclosure to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Additionally, please discuss the applicable laws and regulations in Hong Kong, as well as the related risks and

consequences. For example, address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange. Move your various discussions of China's Enterprise Tax Law to a more prominent place in this Item 3.

4. We note your disclosure of the organizational structure of your company and contractual arrangements with the consolidated VIEs beginning on page 81. Please provide the diagram of the company's corporate structure early in Item 3. Please also revise your diagram to remove arrows on the dashed lines representing relationships with the VIEs. Also in Item 3, please describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, the VIEs' founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

5. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprises (WFOEs). We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please revise your disclosure to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. This comment applies to disclosure about the VIEs throughout the filing.

6. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. In addition to your disclosure regarding the CSRC and CAC, state whether you, your subsidiaries, or VIEs are covered by permissions requirements from any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and

whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

<u>3.D. Risk Factors, page 2</u>

7.   Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

<u>Summary of Risk Factors, page 2</u>

8.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please provide cross-references to the relevant individual detailed risk factors in the annual report.

<u>Risks Related to Doing Business in China, page 27</u>

9.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and

cause the value of such securities to significantly decline or be worthless.

10.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your risk factor on page 15 to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

You may experience difficulties in effecting service of legal process..., page 29

11.   Please revise your risk factor to disclose how many of your directors are located in China and Hong Kong. In this regard, it appears your disclosure only references your senior executive officers. Please also address the risks associated with the difficulty of effecting service of process and collecting judgments in Hong Kong. In this regard, we note your disclosure only speaks to China, yet it appears you have operations and assets in Hong Kong, and it is unclear whether any of your directors reside in Hong Kong.

Item 4. Information on the Company, page 43

12.   To ensure such disclosure is included prominently in the filing, please move the discussions under the headings Recent Regulatory Development Draft Cybersecurity Measures, Potential CSRC Approval Required for the Listing of our ADSs, Contractual Arrangements and Corporate Structure, Transfer of Funds and Other Assets, Condensed Consolidating Schedule, and Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors, and any subsequent revisions to such disclosure that you make in response to our comments below, to Item 3.

13.   Where you discuss the Holding Foreign Companies Accountable Act, please expand your disclosure to also discuss the Accelerating Holding Foreign Companies Accountable Act and discuss the inspection time frames under both Acts.

Recent Regulatory Development Draft Cybersecurity Measures, page 45

14.   State whether you, your subsidiaries, or the VIEs are covered by permissions requirements from the CAC. To the extent you have determined that permission is not required or applicable, discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination. Tell us whether you consulted counsel in this determination, and if not, state as much and explain why such an opinion was not obtained.

Potential CSRC Approval Required for the Listing of our ADSs, page 46

15.   State whether you, your subsidiaries, or the VIEs are covered by permissions requirements from the CSRC. To the extent you have determined that permission is not required or applicable, discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination. Tell us whether you consulted counsel in this

determination, and if not, state as much and explain why such an opinion was not obtained.

Transfer of Funds and Other Assets, page 46

16.   Please quantify any dividends or distributions that a subsidiary or the VIEs have made to the holding company and which entity made such transfer, and their tax consequences. In addition, clarify whether your statement that "[y]our PRC subsidiaries had made cumulative capital contributions of US$200.0 million to [y]our PRC subsidiaries," should refer to the holding company or the VIEs instead. Your disclosure should also make clear if no transfers, dividends, or distributions between the holding company, your subsidiaries, and the VIEs, other than those currently described, have been made to date. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

17.   Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the VIEs by the PRC government to transfer cash or assets, and state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the VIEs to transfer cash or assets. Please provide cross-references to these other discussions.

18.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

19.   Please include comparable disclosure to the disclosure in this revised section in Item 5 of your 20-F.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors, page 51

20.   Provide a cross-reference to your discussion of these issues in your summary risk factors and risk factors sections.

5.A. Operating Results
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 89

21.   Revenues increased by 13.8% while Cost of Revenues decreased 2.9% resulting in 17.3% increase in gross margin for the year ended 2021. Please further explain the reasons why

your revenues increased while your cost of revenues decreased. For example, we note on page 5 that the number of new student enrollments did not increase in 2021. Please also explain how the change in the mix of courses impacted your Cost of Revenues and discuss material future trends that would be relevant to an investor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He